SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 02549





                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               BAILEY CORPORATION
             (Exact name of registrant as specified in its charter)


               Delaware                           13-3229215
(State of incorporation or organization)        (IRS Employer
                                              Identification No.)


     700 Lafayette Road, P.O. Box 307, Seabrook, NH         03874
     (Address of principal executive offices)            (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered



                                     None.



Securities to be registered pursuant to Section 12(g) of the Act:

                        Rights to Purchase Common Stock
                                (Title of Class)


Item 1.  Description of Securities to be Registered.

                  On September 28, 1995, the Board of Directors of Bailey Corporation (the "Company") distributed one Right for each outstanding share of the Company's Common Stock, par value $.10 per share (the "Common Stock"). The Rights will be issued to the holders of record of Common Stock outstanding on September 28, 1995, and with respect to Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one share of Common Stock at a price of $28 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of September 28, 1995 (the "Rights Agreement"), between the Company and State Street Bank and Trust Company, as Rights Agent (the "Rights Agent").

                  Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of an amount equal to or greater than such person's or group's Ownership Threshold (as defined below) of the outstanding Capital Shares (as defined below) (such person or group being an "Acquiring Person"), and (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Capital Shares which could result in such person or group becoming the beneficial owner of an amount equal to or greater than such person's or group's Ownership Threshold (as defined below) of the outstanding Capital Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Capital Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Capital Shares.

                  "Capital Shares", when used with reference to the Company prior to a business combination, shall mean the shares of Common Stock or any other shares of capital stock of the Company into which the Common Stock shall be reclassified or changed.

                  "Ownership Threshold" means, with respect to any person, the beneficial ownership of the greater of (i) 15% of the Capital Shares at any time outstanding or (ii) the percentage of the aggregate of the outstanding Capital
Shares beneficially owned by such person on the date the Rights Plan is implemented, plus in the case of this clause (ii) 1% of the Capital Shares outstanding on such date. A person will not be deemed to beneficially own any Capital Shares solely by virtue of the receipt by such person of a revocable proxy or consent given to such person pursuant to a definitive proxy statement filed with the Securities and Exchange Commission and otherwise in accordance with the rules and regulations under the Securities Exchange Act of 1934.

                  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Capital Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

                  The Rights are not exercisable until the Distribution Date and will expire on September 28, 2005 (the "Expiration Date") unless earlier redeemed by the Company as described below.

                  The number of shares of Common Stock or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding Capital Share are all subject to adjustment by the Board of Directors of the Company in the event of any change in the Capital Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Capital Shares, as the case may be (other than distribution of the Rights or regular quarterly cash dividends) or otherwise.

                  At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person (or any affiliate or associate of such Acquiring Person)) of a Right to purchase, for the Purchase Price, that number of shares of Common Stock which at the time of such event would have a market value of twice the Purchase Price.

                  In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

                  Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

                  At any time after a person or a group becomes an Acquiring Person, the Board of Directors of the Company may exchange all or part of the then outstanding Rights (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that otherwise would have been issuable to the holder of each Right upon exercise thereof. The Board of Directors of the Company may also, in substitution for shares of Common Stock, (i) pay cash, (ii) issue other equity securities or (iii) issue debt securities (or a combination thereof) having an aggregate market value equal to the value of the shares of Common Stock which otherwise would have been issuable, if, at such time, the Company does not have a sufficient number of shares of Common Stock issued but not outstanding or authorized but unissued.
                  At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price").

                  Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur or the time during which the Rights may be redeemed), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date.

                  The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination pursuant to certain all-cash tender offers for all outstanding Capital Shares or with a third party approved by the Board of Directors of the Company since the Board of Directors of the Company may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

                  The Rights Agreement specifying the terms of the Rights and the form of Right Certificate (Exhibit A to the Rights Agreement) are filed herewith as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.



Item 2.  Exhibits.

  1. Rights Agreement dated as of September 28, 1995, between Bailey Corporation and State Street Bank and Trust Company, as Rights Agent.

  2. Form of Right Certificate (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).




                                   SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  BAILEY CORPORATION



Dated:  September 28, 1995                        By:     /s/ Roger R. Phillips
                                                         ----------------------
                                                         Roger R. Phillips
                                                         President and
                                                         Chief Executive Officer